UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for February, 2020

Commission File Number 1-31615

Sasol Limited

50 Katherine Street

Sandton 2196

South Africa

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

The interim financial statements are presented on a condensed consolidated basis.

Income statement
for the period ended
	Half year	Half year	Full year
	31 Dec 19	31 Dec 18	30 Jun 19
	Rm	Rm	Rm
Turnover	99 170	102 944	203 576
Materials, energy and consumables used	(46 373)	(45 960)	(90 589)
Selling and distribution costs	(3 831)	(3 794)	(7 836)
Maintenance expenditure	(5 265)	(4 676)	(10 227)
Employee-related expenditure	(16 445)	(14 789)	(29 928)
Exploration expenditure and feasibility costs	(381)	(167)	(663)
Depreciation and amortisation	(10 977)	(8 392)	(17 968)
Other expenses and income	(6 584)	(5 850)	(19 097)
Translation (losses)/gains	(227)	454	604
Other operating expenses and income	(6 357)	(6 304)	(19 701)
Equity accounted profits, net of tax	370	876	1 074
Operating profit before remeasurement items	9 684	20 192	28 342
Remeasurement items¹	169	599	(18 645)
Earnings before interest and tax (EBIT)	9 853	20 791	9 697
Finance income	381	420	787
Finance costs	(2 636)	(252)	(1 253)
Earnings before tax	7 598	20 959	9 231
Taxation	(3 092)	(5 057)	(3 157)
Earnings for the period²	4 506	15 902	6 074
Attributable to
Owners of Sasol Limited	4 053	14 740	4 298
Non-controlling interests in subsidiaries	453	1 162	1 776

	4 506	15 902	6 074

	Rand	Rand	Rand
Per share information
Basic earnings per share	6,56	23,92	6,97
Diluted earnings per share	6,53	23,76	6,93
1

In FY19, remeasurement items included the impairments of the Tetramerization and EO/EG value chains of R7,4 billion (US$526 million) and R5,5 billion (US$388 million), respectively, an impairment of the Ammonia value chain of R3,3 billion and a further impairment of the shale gas assets in Canada of R1,9 billion (CAD181 million).

2

Earnings decreased by 72% to R4,5 billion compared to the prior period. This resulted from a 9% decrease in the rand per barrel price of Brent crude oil, softer global chemical prices and refining margins, lower productivity at our Mining operations and a negative contribution from the LCCP. As the LCCP units progress through the sequential beneficial operation schedule, our revenues do not yet match the costs expensed. We do expect that for the second half of FY20 revenue will match the costs expensed better. The LCCP negatively impacted earnings by R2,8 billion. Earnings were further impacted by approximately R2,0 billion in finance charges for the period as the LCCP units reach beneficial operation.

The notes on pages 10 to 19 are an integral part of these condensed consolidated interim financial statements.

Statement of comprehensive income
for the period ended
	Half year	Half year	Full year
	31 Dec 19	31 Dec 18	30 Jun 19
	Rm	Rm	Rm
Earnings for the period	4 506	15 902	6 074
Other comprehensive income, net of tax
Items that can be subsequently reclassified to the income statement	(1 866)	3 817	1 353
Effect of translation of foreign operations	(1 743)	4 169	1 533
Effect of cash flow hedges	(156)	(452)	(287)
Tax on items that can be subsequently reclassified to the income statement	33	100	107
Items that cannot be subsequently reclassified to the income statement	(35)	56	(265)
Remeasurements on post-retirement benefit obligations	(128)	5	(531)
Fair value of investments through other comprehensive income	75	99	136
Tax on items that cannot be subsequently reclassified to the income statement	18	(48)	130

Total comprehensive income for the period	2 605	19 775	7 162
Attributable to
Owners of Sasol Limited	2 155	18 601	5 377
Non-controlling interests in subsidiaries	450	1 174	1 785
	2 605	19 775	7 162
The notes on pages 10 to 19 are an integral part of these condensed consolidated interim financial statements.

Statement of financial position
at
	Half year	Half year	Full year
	31 Dec 19	31 Dec 18	30 Jun 19
	Rm	Rm	Rm
Assets
Property, plant and equipment[1]	282 349	181 552	233 549
Assets under construction[2]	83 474	184 007	127 764
Right of use assets[3]	16 475	-	-
Goodwill and other intangible assets	3 299	2 792	3 357
Equity accounted investments	10 276	10 961	9 866
Post-retirement benefit assets	1 151	1 292	1 274
Deferred tax assets[4]	9 686	4 302	8 563
Other long-term assets	7 181	7 223	7 580
Non-current assets	413 891	392 129	391 953
Assets in disposal groups held for sale	1 302	136	2 554
Inventories	30 475	31 203	29 646
Trade and other receivables	25 724	30 515	29 308
Short-term financial assets[5]	2 279	2 602	630
Cash and cash equivalents	12 674	15 876	15 877
Current assets	72 454	80 332	78 015
Total assets	486 345	472 461	469 968
Equity and liabilities
Shareholders’ equity	222 645	235 997	219 910
Non-controlling interests	6 001	6 241	5 885
Total equity	228 646	242 238	225 795
Long-term debt	121 287	114 013	127 350
Lease liabilities[3]	15 939	7 216	7 445

Long-term provisions	17 974	15 621	17 622
Post-retirement benefit obligations	12 850	12 141	12 708
Long-term deferred income	560	850	924
Long-term financial liabilities[6]	2 142	433	1 440
Deferred tax liabilities[4]	28 791	28 773	27 586
Non-current liabilities	199 543	179 047	195 075
Liabilities in disposal groups held for sale	411	44	488
Short-term debt[7]	18 380	10 243	3 783
Short-term financial liabilities	1 348	1 264	765
Other current liabilities[8]	38 013	39 519	44 004
Bank overdraft	4	106	58
Current liabilities	58 156	51 176	49 098
Total equity and liabilities	486 345	472 461	469 968
1	Includes assets under construction capitalised of R69 billion and depreciation for the period of R10 billion.
2

Actual capital expenditure, including accruals, amounted to R21 billion. This includes R10 billion (US$0,7 billion) relating to the LCCP. R69 billion was capitalised to property, plant and equipment, including R55 billion relating to the LCCP.

3	Refer to page 15 for the impact of the adoption of IFRS 16 ‘Leases’.
4	Deferred tax assets and liabilities are determined based on the tax status and rates of the underlying entities. The increase in deferred tax assets relate to our US Operations.
5	Fair value period end adjustments, mainly the zero-cost foreign exchange collars.
6

Includes R674 million relating to an embedded derivative contained in the Oxygen Train 17 agreement with Air Liquide, which was recognised as a Finance Lease under IAS 17. With the adoption of IFRS 16 the agreement is recognised as a service agreement.

7	Short-term debt includes R14 billion relating to the US$1 billion syndicated loan facility raised in November 2019.
8	The movement mainly relates to the R3,9 billion decrease in capital project related payables as the LCCP nears completion.
The notes on pages 10 to 19 are an integral part of these condensed consolidated interim financial statements.

Statement of changes in equity
for the period ended
	Half year	Half year	Full year
	31 Dec 19	31 Dec 18	30 Jun 19
	Rm	Rm	Rm
Balance at beginning of period	225 795	228 608	228 608
Adjustment on initial application of IFRS 16, net of tax[1]	(290)	–	–
Restated balance at beginning of period	225 505	228 608	228 608
Disposal of business	–	–	(52)
Movement in share-based payment reserve	881	681	1 552
Share-based payment expense	396	327	707
Deferred tax	(7)	(122)	(107)
Sasol Khanyisa transaction	492	476	952
Total comprehensive income for the period	2 605	19 775	7 162
Dividends paid to shareholders	(11)	(4 897)	(8 580)
Final distribution to Sasol Inzalo Public Shareholders	–	(1 372)	(1 372)
Dividends paid to non-controlling shareholders in subsidiaries	(334)	(557)	(1 523)
Balance at end of period	228 646	242 238	225 795
Comprising
Share capital	9 888	9 888	9 888
Retained earnings	186 036	195 789	181 706
Share-based payment reserve	713	(424)	410
Foreign currency translation reserve	28 240	32 653	29 978
Remeasurements on post-retirement benefit obligations	(2 286)	(1 846)	(2 204)
Investment fair value reserve	180	105	132
Cash flow hedge accounting reserve	(126)	(168)	–
Shareholders’ equity	222 645	235 997	219 910
Non-controlling interests in subsidiaries	6 001	6 241	5 885
Total equity	228 646	242 238	225 795

1

The adjustment on initial application of IFRS 16 ‘Leases’ relates the derecognition of the IAS 17 finance lease of Oxygen Train 17 and the recognition of the embedded derivative in the Oxygen Train 17 agreement with Air Liquide. Refer to page 15 for the impact of the adoption of IFRS 16.

The notes on pages 10 to 19 are an integral part of these condensed consolidated interim financial statements.

Statement of cash flows
for the period ended
	Half year	Half year	Full year
	31 Dec 19	31 Dec 18	30 Jun 19
	Rm	Rm	Rm
Cash receipts from customers	102 955	103 145	203 613
Cash paid to suppliers and employees	(83 322)	(78 377)	(152 215)
Cash generated by operating activities[1]	19 633	24 768	51 398
Dividends received from equity accounted investments	15	1 423	1 506
Finance income received	363	343	682
Finance costs paid[2]	(2 999)	(2 494)	(6 222)
Tax paid	(3 301)	(1 339)	(3 946)
Cash available from operating activities	13 711	22 701	43 418
Dividends paid	(11)	(4 897)	(9 952)
Dividends paid to non-controlling shareholders in subsidiaries	(334)	(557)	(1 523)
Cash retained from operating activities	13 366	17 247	31 943
Total additions to non-current assets	(25 295)	(31 736)	(56 734)
Additions to non-current assets	(21 442)	(30 433)	(55 800)
Decrease in capital project related payables[3]	(3 853)	(1 303)	(934)
Additional cash contributions (to)/from equity accounted investments	(137)	54	66
Proceeds on disposals and scrappings[4]	2 032	53	567
Purchase of investments	(72)	(167)	(222)
Other net cash flow from investing activities	(459)	114	(89)
Cash used in investing activities	(23 931)	(31 682)	(56 412)
Final settlement to Sasol Inzalo Public Shareholders	–	(1 372)	–
Proceeds from long-term debt[5]	18 504	20 470	93 884
Repayment of long-term debt[5]	(23 987)	(12 056)	(69 656)
Repayment of lease liabilities	(1 110)	(422)	(344)

Proceeds from short-term debt[6]	15 136	7 827	977
Repayment of short-term debt	(1 270)	(1 629)	(1 730)
Cash generated by financing activities	7 273	12 818	23 131
Translation effects on cash and cash equivalents	132	348	162
Decrease in cash and cash equivalents	(3 160)	(1 269)	(1 176)
Cash and cash equivalents at the beginning of period	15 819	17 039	17 039
Reclassification to disposal groups held for sale	11	–	(44)
Cash and cash equivalents at the end of the period[7]	12 670	15 770	15 819
1

Cash generated by operating activities decreased by 21% to R19,6 billion compared to R24,8 billion in the prior period. This was largely due to the softer macroeconomics and losses attributable to the LCCP. The decrease was partially negated by another strong working capital and cost performance from the foundation business. Working capital decreased by R433 million during the period mainly as a result of focused management actions.

2	Included in finance costs paid are amounts capitalised to assets under construction of R1 974 million.
3	The movement is mainly as a result of the LCCP nearing completion.
4	Includes proceeds from the disposal of our investment in Sasol Huntsman GmbH & co KG of EUR91 million (R1 506 million).
5

Includes additional bilateral facilities of US$250 million (R3,7 billion) and R2,2 billion in the local debt market issued under the Domestic Medium Term Note programme offset by net repayment of RCF (US$671 million/R9,9 billion).

6	Short-term debt includes the US$1 billion (R14 billion) syndicated loan facility raised in November 2019.
7	Includes bank overdraft.
The notes on pages 10 to 19 are an integral part of these condensed consolidated interim financial statements.

Segment report
for the period ended

Turnover				Earnings before interest and tax (EBIT)
Full year	Half year	Half year		Half year	Half year	Full year
30 Jun 19	31 Dec 18	31 Dec 19		31 Dec 19	31 Dec 18	30 Jun 19
Rm	Rm	Rm	Segment analysis	Rm	Rm	Rm
26 060	12 584	12 983	Operating Business Units	2 397	3 425	3 812
20 876	9 906	10 348	Mining	1 374	2 661	4 701
5 184	2 678	2 635	Exploration and Production International	1 023	764	(889)
200 912	101 403	98 781	Strategic Business Units	6 549	16 240	8 095
83 803	43 623	41 206	Energy	6 743	9 565	16 566
48 813	23 011	24 642	Base Chemicals	(1 488)	3 076	(1 431)
68 296	34 769	32 933	Performance Chemicals	1 294	3 599	(7 040)
78	26	–	Group Functions	907	1 126	(2 210)
227 050	114 013	111 764	Group performance	9 853	20 791	9 697
(23 474)	(11 069)	(12 594)	Intersegmental turnover
203 576	102 944	99 170	External turnover

Revenue by major product line
	Half year	Half year	Full year
	31 Dec 19	31 Dec 18	30 Jun 19

	Rm	Rm	Rm
Base Chemicals	24 183	22 668	48 113
Polymers	13 974	12 346	25 864

Solvents	5 965	6 441	13 178
Fertilisers and explosives	2 240	2 333	4 718
Other base chemicals	2 004	1 548	4 353
Performance Chemicals	32 452	34 349	67 228
Organics	24 790	26 193	51 405
Waxes	3 927	4 387	8 474
Advanced materials	3 735	3 769	7 349
Upstream, Energy and Other
Coal	906	1 826	3 222
Liquid fuels and crude oil	36 884	39 633	75 819
Gas (methane rich and natural gas) and condensate	3 134	2 991	5 986
Other (Technology, refinery services)	1 148	991	2 308
Revenue from contracts with customers	98 707	102 458	202 676
Revenue from other contracts (franchise rentals, use of fuel tanks and fuel storage)	463	486	900
Total external turnover	99 170	102 944	203 576

Segmental earnings performancei,ii,iii

Mining – striving towards zero harm, productivity a key focus

Mining productivity disappointingly decreased by 7% as a result of increasing geological complexities necessitating additional roof support requirements to ensure safe operations. In addition, unplanned infrastructure challenges coupled with two tragic fatalities at our Thubelisha Colliery led to further downtime. The external contracted coal supply from the Isibonelo Colliery was also severely disrupted due to flooding following above average rainfall in the Secunda area. As a result of the lower production, our inventory levels reduced below target levels necessitating external coal purchases in order to sustain our integrated Secunda value chain.

We remain focused on improving productivity to targeted levels. However, we expect further external coal purchases of approximately 1,3 to 1,6 million tons during the second half of FY20 in order to sustain liquid fuels production and enable recovery to targeted stock pile levels.

As a result, EBIT decreased by 48% to R1,4 billion compared to the prior period. This was partially negated by increased sales volumes in order to meet internal customer demand. External sales volumes were 19% lower compared to the prior period as we diverted export quality coal to the Secunda Synfuels Operations (SSO) value chain. Our normalised unit cost increased by 15% to R343/ton due to lower overall production levels and cash fixed cost increased above inflation mainly due to higher labour cost. We expect our normalised mining unit cost to be approximately R330 to R350/ton for the full year.

Exploration and Production International (E&PI) – consistent operational performance in Mozambique, adversely impacted by lower sales prices

EBIT increased by 34% to R1,0 billion compared to the prior period due to a consistent operational performance in Mozambique.

Our Mozambican producing operations recorded an EBIT of R1,4 billion, a 12% increase compared to the prior period mainly due to the impact of a favourable Rand/US dollar exchange rate offset by lower sales prices. We expect gas production volumes from the Petroleum Production Agreement in Mozambique to be 114 to 118 bscf, in line with previous market guidance.

Gabon achieved an EBIT of R113 million, a 66% decrease compared to the prior period mainly due to lower oil prices and lower volumes negated by lower operating costs.

Our Canadian shale gas asset in Montney generated an operating loss of R142 million compared to a loss of R366 million in the prior period as we seek to optimise our drilling activities. We remain committed to divest from this asset as part of our strategic portfolio optimisation.

Energy – strong liquid fuels volume performance, with lower refining margins

Total liquid fuels sales volumes increased marginally due to higher sales volumes in the wholesale channel, enabled by increased production at SSO and lower reliance on external white product purchases. SSO continues to run stably with refined production volumes up by 5% following the successful completion of a phase shutdown compared to a total West factory shutdown during FY19. Natref production was 8% lower compared to the prior period, mainly as a result of the impact of the planned shutdown during November 2019. External natural gas sales volumes decreased by 2% due to lower market demand in the South African economy.

The weaker macroeconomic environment, with lower international oil prices and lower refining margins negatively impacted EBIT which decreased by 30% to R6,7 billion compared to the prior period. This was offset by higher liquid fuels sales volumes and a weaker average Rand/US dollar exchange rate. Cash fixed cost increased by 9% mainly due to higher than expected inflationary increases in electricity costs and equipment service charges.

We continue with the execution of our retail expansion strategy and have opened three new retail convenience centres (RCCs) during the period. We are targeting ten new RCCs for the full year.

ORYX GTL achieved a utilisation rate of 98% during the period and contributed R701 million to EBIT, a decrease of R255 million compared to the prior period. The decrease was mainly due to lower international oil prices and a 1% decrease in production volumes. We expect to achieve a utilisation rate of 55% to 60% for the full year due to an extended planned shutdown during the second half of the year.

Escravos GTL production volumes were lower as both trains were in a planned shutdown from August 2019. Both trains returned to operation during December 2019.

Performance Chemicals – challenging macroeconomic environment weighing on performance

Total sales volumes increased by 6% compared to the prior period as the LCCP EO/EG plant continues to produce as planned. Excluding LCCP volumes, total sales volumes decreased by 5%, with our organics business recording a 3% decrease in sales volumes. This volume performance was due to a generally softer macroeconomic environment in Europe and Asia, on the back of US/China trade disputes, specifically visible in the automotive market segment.

Despite these economic headwinds, our advanced materials portfolio margins remained robust during the period. Our organics portfolio sales price was negatively impacted by the higher share of MEG and lower oleochemicals pricing.

EBIT decreased by 64% to R1,3 billion compared to the prior period mainly as a result of the softer macroeconomic environment and R1,6 billion of losses attributable to the LCCP while in the ramp-up phase.

The LCCP EO/EG plant realised sales volumes of 144kt (70kt during the first quarter and 74kt during the second quarter of FY20) of MEG during the period compared to 37kt during the last quarter of FY19. The EO/EG plant together with the ETO unit, which reached beneficial operation on 30 January 2020 and the Guerbet and Ziegler units which are anticipated to reach beneficial operation during the last quarter of FY20, are expected to sustainably increase the EBIT from the Performance Chemicals business going forward.

Base Chemicals – higher volumes offset by further softening of chemical prices

Softer commodity chemical prices were experienced across most of our sales regions and products, largely attributable to weaker global demand and increased global capacity. Our foundation business sales volumes (excluding Polymers US products) were 1% higher compared to the prior period as a result of a phase shutdown during the period versus a total West factory shutdown at SSO during the prior period. Total sales volumes increased by 21% compared to the prior period.

Our Base Chemicals average sales basket price decreased by 15% compared to the prior period. As a result of this and losses of R1,2 billion attributable to the LCCP while in the ramp-up phase, EBIT decreased from R3,1 billion in the prior period to a loss of R1,5 billion. The softening of chemical sales prices also resulted in a R464 million further impairment of the Blends and Mining Chemicals and Methyl Isobutyl Ketone (MIBK) cash generating units. The decrease in EBIT was negated by a R936 million profit in relation to the disposal of our 50% equity interest in the Sasol Huntsman maleic anhydride joint venture as we continue to execute on our asset optimisation programme.

Polymers US sales volumes increased to 469kt from 116kt during the prior period mainly due to the ethylene cracker startup and the LLDPE plant achieving beneficial operation which is ramping up as planned. Our polymers US average sales basket price decreased by 40% compared to the prior period due to changes in product mix with us re-entering the merchant ethylene market following the new ethylene cracker startup as well as lower global polymer prices. The High-density polyethylene (HDPE) plant continues to produce above expectation.

Heightened geopolitical risks, especially in the Middle East, the recent outbreak of COVID-19 and the ongoing trade discussions between China and the US are likely to impact sales prices and volumes for the remainder of FY20.

i

Forward-looking statements are the responsibility of the Directors and in accordance with standard practice, it is noted that this statement has not been reviewed and reported on by the Company’s auditors.

ii	All comparisons to the prior period refer to the six months ended 31 December 2018. All numbers are quoted on a pre-tax basis, except for earnings attributable to shareholders.
iii	All other operational and financial measures (such as cash fixed cost) have not been reviewed and reported on by the Company’s auditors.

Salient features
for the period ended
		Half year	Half year	Full year
		31 Dec 19	31 Dec 18	30 Jun 19
Other financial information
Total debt (including bank overdraft)	Rm	155 610	131 578	138 636
interest-bearing	Rm	155 546	130 800	137 691
non-interest-bearing	Rm	64	778	945
Finance expense capitalised	Rm	1 974	3 440	6 942
Capital commitments (subsidiaries and joint operations)¹	Rm	49 394	71 248	60 095
authorised and contracted	Rm	217 047	187 515	212 848
authorised, not yet contracted	Rm	37 827	53 163	43 097
less expenditure to date	Rm	(205 480)	(169 430)	(195 850)
Capital commitments (equity accounted investments)	Rm	1 957	1 018	1 283
authorised and contracted	Rm	641	618	715
authorised, not yet contracted	Rm	1 912	620	1 100
less expenditure to date	Rm	(596)	(220)	(532)
Effective tax rate²	%	40,7	24,1	34,2
Number of employees³	number	31 363	31 430	31 429
1

During FY19 a misstatement was identified in the calculation of the LCCP capital cost estimate that was included in the capital commitment disclosure as at 31 December 2018 and 30 June 2018. The misstatement related to the inaccurate estimation of the cost still to be incurred on the project. Accordingly, the capital commitments disclosure as at 31 December 2018 that were originally presented as R58 640 million has been revised by R12 608 million (US$878 million) to R71 248 million. Management concluded that the revision is not material to interim financial results.

2

Our effective corporate tax rate increased from 24,1% to 40,7%. The effective corporate tax rate is 12,7% higher than the South African corporate income tax rate of 28%, mainly due to non-deductible finance costs as a result of increased funding required for the LCCP and the increase in US tax losses at a lower US corporate income tax rate. The positive benefit of the lower US corporate income tax rate will dilute our effective corporate tax rate as soon as the LCCP is generating taxable profits.

3

The total number of employees includes permanent and non-permanent employees and the group’s share of employees within joint operations, but excludes contractors and equity accounted investments’ employees.

		Half year	Half year	Full year
		31 Dec 19	31 Dec 18	30 Jun 19
		Rm	Rm	Rm
Reconciliation of headline earnings
Earnings attributable to owners of Sasol Limited		4 053	14 740	4 298
Effect of remeasurement items for subsidiaries and joint operations		(169)	(599)	18 645
Impairment of property, plant and equipment		464	2	14 161
Impairment of assets under construction		–	–	4 272
Impairment of goodwill and other intangible assets		–	–	18
Impairment of other assets		3	–	–
Reversal of impairment		–	(957)	(949)
Profit on disposal of business¹		(983)	–	(267)
Profit on disposal of non-current assets		(61)	(27)	(32)
Scrapping of non-current assets		426	376	1 408
Write-off of unsuccessful exploration wells		(18)	7	34
Tax effects and non-controlling interests		(214)	168	(4 017)
Effect of remeasurement items for equity accounted investments		–	15	15
Headline earnings		3 670	14 324	18 941
Headline earnings adjustments by segment
Mining		106	7	45
Exploration and Production International		(18)	7	1 976
Energy		(27)	122	247
Base Chemicals		(352)	(820)	3 190
Performance Chemicals		118	85	13 182
Group Functions		4	–	5
Remeasurement items		(169)	(599)	18 645
Headline earnings per share²	Rand	5,94	23,25	30,72
Diluted headline earnings per share	Rand	5,91	23,08	30,54
1	Mainly relates to R461 million profit on the disposal of our investment in Sasol Huntsman GmbH & co KG and the corresponding R475 million release of foreign currency translation reserve.

2	Headline earnings per share refers to disclosure made in terms of the JSE Limited Listing Requirements.
The reader is referred to the definitions contained in the 2019 Sasol Limited financial statements.

Basis of preparation

The condensed consolidated interim financial statements for the six months ended 31 December 2019 have been prepared in accordance with International Financial Reporting Standard (IFRS), IAS 34 ‘Interim Financial Reporting’, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa, 2008, as amended, and the JSE Limited Listings Requirements.

The condensed consolidated interim financial statements do not include all the disclosures required for complete annual financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board. The condensed consolidated interim financial statements are prepared on a going concern basis. The Board is satisfied that the liquidity and solvency of the Company is sufficient to support the current operations for the next 12 months.

These condensed consolidated interim financial statements have been prepared in accordance with the historic cost convention except that certain items, including derivative financial instruments, liabilities for cash-settled share-based payment schemes, financial assets at fair value through profit or loss and financial assets designated at fair value through other comprehensive income, are stated at fair value.

The condensed consolidated interim financial statements are presented in South African rand, which is Sasol Limited’s functional and presentation currency. The accounting policies applied in the preparation of these condensed consolidated interim financial statements are in terms of IFRS and are consistent with those applied in the consolidated annual financial statements for the year ended 30 June 2019, except for the adoption of IFRS 16 ‘Leases’, and the Amendments to IFRS 9 ‘Financial Instruments’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosure’, and IFRIC 23 ‘Uncertainty Over Income Tax Treatments’ with effect from 1 July 2019.

The condensed consolidated interim financial statements appearing in this announcement are the responsibility of the directors. The directors take full responsibility for the preparation of the condensed consolidated interim financial statements. Paul Victor CA(SA), Chief Financial Officer, is responsible for this set of condensed consolidated interim financial statements and has supervised the preparation thereof in conjunction with the Senior Vice President: Financial Control Services, Moveshen Moodley CA(SA).

The condensed consolidated interim financial statements were approved by the Sasol Limited Board of directors on 21 February 2020.

New International Financial Reporting Standards adopted

IFRS 16 ‘Leases’

IFRS 16 replaces IAS 17 ‘Leases’ as well as three Interpretations (IFRIC 4 ‘Determining whether an Arrangement contains a Lease’, SIC-15 ‘Operating Leases - Incentives’ and SIC-27 ‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease’).

IFRS 16 introduces a single lease accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognise a right of use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments.

Sasol adopted IFRS 16 with effect from 1 July 2019 using the modified retrospective approach, which allows the cumulative effect of initially applying the standard to be recognised in equity as an adjustment to the opening retained earnings at adoption date, with no restatement of comparative financial information required. The adoption of the standard has a material effect on the group’s financial statements, significantly increasing the group’s recognised assets and liabilities.

IFRS 16 provides a revised definition for leases whereby contracts that convey the right to control the use of an identified asset for a period of time in exchange for consideration are accounted for as leases.

Sasol reviewed contracts previously classified as leases under IAS 17 to determine whether the contract contains a lease on adoption date, and evaluated whether any significant contracts not previously accounted for as leases contained a lease under IFRS 16.

At 1 July 2019, additional lease liabilities were recognised for leases previously classified as operating leases under IAS 17. These lease liabilities were measured at the present value of lease payments over the remaining reasonably certain lease period, discounted using entity-specific incremental borrowing rates as of 1 July 2019. The discount rates incorporate factors such as the lessee’s country of operation, the lease term, the nature of the asset and the commencement date of the lease. On transition, the incremental borrowing rates applied in deriving the total lease liability range from 8,2% to 11,5% (South African rand denominated leases), 0,9% to 8,1% (Eurasia) and 3,7% to 5,6% (United States).

On 1 July 2019, a corresponding right of use asset was recognised for an amount equal to the aforementioned lease liability, adjusted for any prepaid or accrued lease payment on the contract as at 30 June 2019, as well as for any restoration obligation. In terms of the transition options allowed by IFRS 16, leases with a remaining contract period of less than 12 months from adoption date were not recognised on the statement of financial position but continue to be expensed through the income statement on a straight-line basis. As allowed practical expedients in IFRS 16, initial direct costs were excluded from the measurement of the right of use asset at adoption date, a single discount rate was used in certain instances for a portfolio of leases with reasonably similar characteristics, hindsight was used in the determination of the lease term in the case of renewal or termination options and relying on previous assessments on whether leases are onerous as an alternative to performing an impairment review to determine that no onerous contracts existed at 1 July 2019.

With the application of the definition of leases contained in IFRS 16, certain contracts previously accounted for as operating or finance leases under IAS 17 are no longer accounted for as leases, but rather as service agreements. This was mainly where it was determined that Sasol do not control how and for what purpose the asset is used. For leases previously classified as finance leases, the respective right of use assets and lease liabilities were measured at adoption date at the same amounts as under IAS 17 immediately preceding the adoption of IFRS 16.

The impact of the adoption of IFRS 16 on the group’s statement of financial position at 1 July 2019 is as follows:

	30 June	IFRS 16	1 July
	2019	Impact	2019
	Rm	Rm	Rm
Statement of financial position
Assets
Property, plant and equipment	233 549	(7 417)	226 132
Assets under construction	127 764	(71)	127 693
Right of use assets	–	16 045	16 045
Goodwill and other intangible assets	3 357	–	3 357
Equity accounted investments	9 866	–	9 866
Post-retirement benefit assets	1 274	–	1 274
Deferred tax assets	8 563	–	8 563
Other long-term assets	7 580	(191)	7 389
Non-current assets	391 953	8 366	400 319
Assets in disposal groups held for sale	2 554	–	2 554
Inventories	29 646	–	29 646
Trade and other receivables	29 308	(13)	29 295
Short-term financial assets	630	–	630
Cash and cash equivalents	15 877	–	15 877
Current assets	78 015	(13)	78 002
Total assets	469 968	8 353	478 321
Equity and liabilities
Shareholders’ equity	219 910	(290)	219 620
Non-controlling interests	5 885	–	5 885
Total equity	225 795	(290)	225 505
Long-term debt	127 350	(1 005)	126 345

Lease liabilities	7 445	7 933	15 378
Long-term provisions	17 622	–	17 622
Post-retirement benefit obligations	12 708	–	12 708
Long-term deferred income	924	(152)	772
Long-term financial liabilities	1 440	624	2 064
Deferred tax liabilities	27 586	(111)	27 475
Non-current liabilities	195 075	7 289	202 364
Liabilities in disposal groups held for sale	488	–	488
Short-term debt	3 783	1 383	5 166
Short-term financial liabilities	765	–	765
Other current liabilities	44 004	(29)	43 975
Bank overdraft	58	–	58
Current liabilities	49 098	1 354	50 452
Total equity and liabilities	469 968	8 353	478 321

The application of the new standard has a significant impact on the presentation and timing of expenditure.

Under IFRS 16, expenses related to leases previously classified as operating leases are now recognised in the income statement over the lease term as amortisation of the right of use asset and interest expense relating to the lease liability, whereas these expenditures were previously predominantly disclosed as expenditure on ‘Selling and distribution costs’, ‘Maintenance expenditure’ and ‘Other operating expenses’ on a straight-line basis.

Following the adoption of IFRS 16, payments relating to leases previously classified as operating leases are presented under cash flow from financing activities, representing the payment of principal, and as operating cash flows, representing the payment of interest. Under IAS 17, these payments were primarily reflected as cash flows from operating activities.

Amendments to IFRS 9 ‘Financial Instruments’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosure’

These amendments provide certain reliefs in connection with interest rate benchmark (IBOR) reform. The reliefs relate to hedge accounting and have the effect that IBOR reform should not generally cause hedge accounting to terminate. However, any hedge ineffectiveness should continue to be recorded in the income statement. The IBOR reform amendment was early adopted. The adoption of these amendments had no impact on the group’s financial statements.

IFRIC 23 ‘Uncertainty Over Income Tax Treatments’

IFRIC 23 clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’ are applied where there is uncertainty over income tax treatments. The adoption of IFRIC 23 had no impact on the group at 31 December 2019.

Litigation and contingency

As reported previously, the South African Revenue Services (SARS) conducted an audit over a number of years on Sasol Financing International Plc (SFI) which performs an off-shore treasury function for Sasol. The audit culminated in the issuance by SARS of revised tax assessments, based on the interpretation of the place of effective management of SFI. The potential tax exposure is R2,46 billion (including interest and penalties as at 31 December 2019), which is disclosed as a contingent liability.

SFI and SARS have come to a mutual agreement that the Tax Court related processes will be held in abeyance pending the outcome of the judicial review application against the SARS decision to register SFI as a South African taxpayer. The legal process is ongoing in this regard and a court date for the hearing of the application has been requested by SFI.

On 5 February 2020, a law firm based in the US filed a security class action against Sasol Limited and five of its current and former executive directors. The action alleges that Sasol intentionally misled the markets regarding cost and schedule of the LCCP. Sasol is studying the action.

From time to time, Sasol companies are involved in other litigation and similar proceedings in the normal course of business. A detailed assessment is performed on each matter and a provision is recognised where appropriate. Although the outcome of these proceedings and claims cannot be predicted with certainty, the Company does not believe that the outcome of any of these cases would have a material effect on the group’s financial results.

Related party transactions

The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm’s length basis at market rates with related parties.

Significant events and transactions since 30 June 2019

In accordance with IAS34 ‘Interim Financial Reporting’, we have included an explanation of events and transactions which are significant to obtain an understanding of the changes in our financial position and performance since 30 June 2019. A R936 million profit was recognised in relation to the disposal of our 50% equity interest in the Sasol Huntsman maleic anhydride joint venture as we continue to execute on our asset optimisation programme.

Subsequent events

On 13 January 2020, an incident occurred at the LDPE unit. The investigation into the incident is complete. The root cause analysis determined that a piping support structure, within the LDPE emergency vent system, failed during commissioning causing a pipe to dislodge. No major equipment was damaged, and the incident was isolated. Remediation has commenced, however, the replacement of the high pressure piping material components have long lead times. We expect beneficial operation of the LDPE unit to be delayed to the second half of calendar year 2020. Parallel commissioning activities on the remainder of the LDPE unit continue during remediation and every effort will be made to expedite the restoration project.

On 14 February 2020, we received approval from the Competition Commission of South Africa to form a new joint venture, which will be managed and operated by our world-class explosives partner and the majority shareholder, Enaex S.A. The downstream portion of our explosives business, classified as a disposal group held for sale since 30 June 2019, will be disposed to the joint venture as a going concern. The process is expected to close by the end of June 2020.

Financial instruments

Fair value

Fair value is determined using valuation techniques as outlined unless the instrument is listed in an active market. Where possible, inputs are based on quoted prices and other market determined variables.

Fair value hierarchy

The table below represents significant financial instruments measured at fair value at the reporting date, or for which fair value is disclosed at 31 December 2019. This includes the US dollar bonds, interest rate swap, ethane swap, embedded derivative and zero-cost foreign exchange collars which were considered to be significant financial instruments for the group based on the amounts recognised in the statement of financial position. The calculation of fair value requires various inputs into the valuation methodologies used. The source of the inputs used affects the reliability and accuracy of the valuations. Significant inputs have been classified into the hierarchical levels in line with IFRS 13.

Level 1	Quoted prices in active markets for identical assets or liabilities.
Level 2	Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).
Level 3	Inputs for the asset or liability that are unobservable.

	IFRS 13 fair value hierarchy	Carrying value	Fair value

Instrument		Rm	Rm	Valuation method	Significant inputs
Listed long-term debt	Level 1	45 829	49 001	Fair value	Quoted market price for the same or similar instruments
Derivative financial assets and liabilities	Level 2	(537)	(537)	Forward rate interpolator model, discounted expected cash flows, numerical approximation, as appropriate	Foreign exchange rates, market commodity prices, US$ swap curve, as appropriate

Derivative financial assets and liabilities¹	Level 3	(674)	(674)	Forward rate interpolator model, discounted expected cash flows, numerical approximation, as appropriate	US PPI and US labour index forecast, US dollar and Rand treasury curves, Rand zero swap discount rate
1	Relates to the embedded derivative contained in the Oxygen Train 17 agreement with Air Liquide, IFRS 16 adoption impact of R624 million and R50 million fair value adjustment at 31 December 2019.
For all other financial instruments, fair value approximates carrying value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 February 2020	By:	/s/ MML Mokoka
	Name:	Lucy Mokoka
	Title:	Company Secretary